UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Engiven, Inc.

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   April 20, 2018

Physical address of issuer
210 Juniper St., Suite #209, Escondido, CA 92025

Website of issuer
https://engiven.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
8,117

Price (or method for determining price)
$3.08

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 29, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	**Prior fiscal year-end**

Total Assets	$513,457	$0
Cash & Cash Equivalents	$510,446	$0
Accounts Receivable	$0	$0
Short-term Debt	$533,948	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(621,491)	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 28, 2020

Engiven, Inc.



Up to $1,070,000 of Preferred Stock

Engiven, Inc. ("Engiven", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 29, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $375,000 under the Combined Offerings (the "Closing Amount") by April 29, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 24, 2020 will be permitted to increase their subscription amount at any time on or before April 29, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 29, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 29, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://engiven.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/engiven

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Engiven, Inc. is a Delaware C-Corporation, formed on April 20, 2018. The Company is located at 210 Juniper St., Suite #209, Escondido, CA 92025. The Company's website is https://engiven.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/engiven and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$3.08
Minimum investment amount per investor	$1,000
Offering deadline	April 29, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 12, 14, 15 and 16

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company incurred losses of $337,502 for the five months ended May 31, 2019 ($621,491 for the period ending December 31, 2018). The Company also reported accumulated deficits of $958,993 and $621,491, as of May 31, 2019 and December 31, 2018, respectively; and negative working capital of $359,191 as of May 31, 2019. The current financial position of the Company raises doubt about the Company's ability to continue as a going concern. However, the Company's owners are committed to the development and growth of the Company and have entered into agreements to make significant capital contributions when necessary and at certain points when growth has been achieved. The ability of the Company to continue as a going concern is dependent on management's ability to implement these plans.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The cryptocurrency donation market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings, is uncertain, and new regulations or policies may adversely affect the development of the Company's products. Regulation of tokens and token offerings, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is being developed and likely to rapidly evolve. Regulations on token offerings vary significantly among international, federal, state, and local jurisdictions and are subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development, growth, adoption, and utility of such tokens. Failure by the Company or certain users to comply with any laws, rules, and regulations, some of which may not exist yet or are subject to interpretation, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks and special licenses for virtual currency business activities in the State of New York. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission (the "SEC"), and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for U.S. federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of Blockchain assets is also uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

The future issuance of tokens may constitute the issuance of a "security" under U.S. federal securities laws. The Company intends to tokenize assets in the future. On July 25, 2017, the SEC issued a Report of Investigation under Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act") describing an SEC investigation of The DAO, a virtual organization, and its use of distributed ledger or Blockchain technology to facilitate the offer and sale of DAO Tokens to raise capital. The SEC applied existing U.S. federal securities laws to this new paradigm, determining that DAO Tokens were securities. The SEC stressed that those who offer and sell securities in the U.S. are required to comply with federal securities laws, regardless of whether those securities are purchased with virtual currencies or distributed with Blockchain technology. The SEC's announcement, and the related report, may be found here: https://www.sec.gov/news/press-release/2017-131. As noted by the SEC, the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific.

The Company's product is currently in the beta testing phase and the Company's business depends almost entirely on its successful development and commercialization. Despite encouraging early results, it has not been possible to fully evaluate or validate the product's efficacy. The Company may require additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take time and delay the launch and commercialization of the product as well as the expenditure of substantial resources beyond the proceeds raised in this offering.

The Engiven Platform may not be widely adopted and may have limited users. It is possible that the Engiven platform will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems (such as the Engiven platform) more generally or the distributed applications to be used on the Engiven platform. Such a lack of use or interest could negatively impact the development of the Engiven platform and therefore the potential utility and value of the securities.

If the Engiven Platform is unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, its growth could be harmed. There are a number of data protection, security, privacy, and other government and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Engiven platform's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the Engiven platform.

The "Unallocated Post-Money Option Pool Percent" is 0 %. Companies typically allocate an option pool, which reserves a percentage of the capitalization table sufficient for the Company's anticipated hiring needs until the next financing round, thereby protecting investors in this round from additional dilution. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or

Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
The Engiven platform empowers nonprofit organizations to safely & securely accept cryptocurrency donations.

Business Plan
Engiven was founded to help the nonprofit community gain access to the financial and strategic benefits of cryptocurrency donations. We are a team of technologists, designers and communicators that believe cryptocurrency is an important new asset that can greatly impact social causes and the global nonprofit community. Our platform greatly reduces the complexity involved in accepting and exchanging crypto.

Engiven's founders have a successful track record of developing technology-based fundraising products. Their most recent company, Mogiv.com, was an early text-to-give and donor management application, which was acquired in late 2016. After a year of research into blockchain and cryptocurrencies, they founded Engiven with a mission to become the top cryptocurrency giving platform in the US and abroad.

On the Engiven platform a nonprofit organization can quickly sign up, become verified via a KYC/AML process and then begin accepting cryptocurrency donations. They can also immediately convert the crypto into fiat and the funds are deposited into their bank account via banking ACH.   Engiven charges an annual fee to accept unlimited donations and a transaction spread fee for exchanging crypto to fiat, usually between 3%-8% of the total transaction size. Engiven's transaction spread is a significant improvement over standard credit donation fees which typically are capped around 2.9%.

Engiven has currently partnered with 25+ nonprofit organizations (beta group) and intends to begin marketing to the general nonprofit community in Q1, 2020. Our focus areas with the beta group is to better understand their crypto-awareness, technical knowhow, ability to communicate to donors and donor demand.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,850, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.16% of the proceeds, or $38,125, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales and Marketing	60%	60%	40%
Operations	20%	20%	30%
Legal	10%	10%	10%
Product Development	10%	10%	10%
Reserves	0%	0%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Term of Office
James Lawrence	CEO	April 25, 2018 - present
Matt Hayes	COO	April 25, 2018 - present
David Pelling	CFO	June 13, 2018 – present

The above individuals work full time at the Company in their designated positions.

Disclosure of Family Relationships
CFO, David Pelling, is the son-in-law of shareholder and former director Wallace Tsuha.

Business experience
Below is a summary of each individual's past business experience covering no less than the past five years.

James Lawrence (CEO, Director)
James was most recently the Co-Founder & CEO of Mogiv, a mobile and cloud-based giving technology for organizations engaged in ministry. Mogiv was acquired by Ministry Brands in October 2016. James also served as the

Chief of Staff + Innovation of San Diego Rock Church, one of the largest churches in America. James founded GrepNet, a software engineering company that commercialized in-memory database technologies and built software products for global companies and the US Government. GrepNet was acquired in 1999 and was again acquired by McAfee/Intel in 2012 as Nitro Security. As an experienced product and systems designer, James has overseen the development and launch of numerous consumer and enterprise software products used by both public and private audiences around the globe.

Matthew Hayes (COO, Director)
Matt was most recently the CIO at the Rock Church, one of America's largest churches. Prior to that, Matt was CoFounder & COO of Mogiv, a mobile and cloud-based giving technology for organizations engaged in ministry. Mogiv was acquired by Ministry Brands in October 2016. Matt also served as President of Ecolite USA, a clean technology company that developed pre-engineered building solutions to the US Dept. of Defense and commercial building industry. Matt also served as CEO of Kwikweb.com, a publicly-traded software development company in the domain registration space (symbol KWEB).

David Pelling (CFO)
David is a strategic finance professional with 20+ years of experience in general management, financial planning and analysis, strategic planning, and budgeting. Most recently he oversaw a Family Office and Private Foundation. David has served on several Boards of Directors including Mogiv and the San Diego Half Marathon. He has also served as Vice President of Finance for MD7 in San Diego and worked in Corporate Finance for the Intel Corporation in Oregon. David began his career as a Consultant with Accenture and also later worked for FICO and HNC Software.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,622,727 shares	Common	N/A	N/A	100%	
SAFT	9,100,000 tokens	N/A	N/A	N/A	N/A	

The Company has the following debt outstanding: None

Ownership
A majority of the Company is owned by a few individuals. Those individuals are James Lawrence, Matt Hayes, and The Wallace K. Tsuha Trust of Oct. 14, 1991. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
James Lawrence	Common Stock	31%
Matt Hayes	Common Stock	31%
The Wallace K. Tsuha Trust of Oct. 14, 1991	Common Stock	38%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Engiven, Inc. (a Delaware C corporation) (Engiven or the Company) is a start-up business whose planned principal operations are the design, engineering and development of a global, membership-based online platform that enables nonprofits to receive cryptocurrencies as donations from individuals. The Company provides a platform with all the tools needed to accept, store and exchange any cryptocurrencies from any individual donors. In addition, the Company will provide its own cryptocurrency token to provide incentive to individual donors.

The Company has not commenced principal operations and has incurred expenditures for the design and development of the platform, token and processes. Once the Company's planned principal operations commence, its focus will be on marketing the platform, and continued research and development of products.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $220,000.00 in cash on hand as of 2/4/2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $375,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

}Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
● greater information and inspection rights
● if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
● a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock
Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for

the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
Not applicable

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C

filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James Lawrence
_____
(Signature)

James Lawrence
_____
(Name)

principal executive officer, its principal financial officer, principal accounting officer and Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Lawrence
_____
(Signature)

James Lawrence
_____
(Name)

CEO
_____
(Title)

2/28/20
_____
(Date)

/s/ Matt Hayes
_____
(Signature)

Matt Hayes
_____
(Name)

COO
_____
(Title)

2/28/20
_____
(Date)

/s/ Wallace Tsuha
_____
(Signature)

Wallace Tsuha
_____
(Name)

Director
_____
(Title)

2/28/20
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Engiven, Inc.

Financial Statements

For the Five Months Ending May 31, 2019
and from April 18, 2018 (inception) to December 31, 2018 (Restated)

ENGIVEN, INC.

Financial Statements

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

Table of Contents

 

Aldrich CPAs + Advisors LLP
5946 Priestly Drive, #200
Carlsbad, California 92008

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Engiven, Inc.
Carlsbad, California

We have audited the accompanying financial statements of Engiven, Inc. (a Delaware Corporation), which are comprised of the balance sheets as of May 31, 2019 and December 31, 2018, the related statements of operations, changes in stockholders' deficit, and cash flows for the five months ending May 31, 2019 and the period from April 18, 2018 (date of inception) to December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engiven, Inc. as of May 31, 2019 and December 31, 2018, and the results of its operations and cash flows for the five months ending May 31, 2019 and the period from April 18, 2018 (date of inception) to December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1 to the financial statements, the Company incurred losses for the five months ending May 31, 2019 and the period from April 18, 2018 (date of inception) to December 31, 2018, and has negative equity and negative working capital as of May 31, 2019 and December 31, 2018. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Our opinion is not modified with respect to these matters.

Restatements

As disclosed in Note 11 to the financial statements, certain misstatements resulted in the under-accrual of developer fees expenses. Accordingly, amounts reported on the 2019 financial statements and the financial statements for the period from April 18, 2018 (inception) to December 31, 2018 have been restated.

Carlsbad, California
October 15, 2019

ENGIVEN, INC.

Balance Sheet

As of May 31, 2019 and December 31, 2018 (Restated)

		2019		2018
ASSETS				
Current Assets:				
Cash	$	235,477	$	510,446
Other receivables		8,755		800
Prepaid expenses		788		788
Total Current Assets		245,020		512,034
Property and Equipment, net		1,198		1,423
Total Assets	$	246,218	$	513,457
LIABITLITES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Deposits in SAFT Agreements	$	375,000	$	365,000
Accrued developer fees		225,000		165,000
Accrued payroll		3,312		3,006
Credit card payable		899		942
Total Liabilities		604,211		533,948
Stockholders' Deficit:				
Common stock, $0.001 par value, 1,500,000 authorized, 1,500,000 issued and outstanding		1,500		1,500
Additional paid-in capital		599,500		599,500
Accumulated deficit		(958,993)		(621,491)
		(357,993)		(20,491)
Total Liabilities and Stockholders' Deficit	$	246,218	$	513,457

See accompanying notes to financial statements.

ENGIVEN, INC.

Statements of Operations

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

	Five Months Ending May 31, 2019	April 18, 2018 (inception) to December 31, 2018
Revenue	$ -	$ -
Operating Expenses:		
Salaries and related expenses	126,363	141,883
Professional fees	133,171	398,057
Marketing and communications	34,250	52,500
Platform operations	28,638	20,854
Occupancy	4,576	3,764
Meals and other expenses	349	878
Office supplies	1,920	1,657
Travel	1,498	1,469
Bank fees	456	64
Depreciation	225	225
Dues and subscriptions	4,282	140
Taxes and fees	1,774	-
Total Operating Expenses	337,502	621,491
Net Loss	$ (337,502)	$ (621,491)

See accompanying notes to financial statements.

ENGIVEN, INC.

Statement of Changes in Stockholders' Deficit

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at April 18, 2018	$ -	$ -	$ -	$ -
Issuance of common stock	1,500	599,500	-	601,000
Net loss	-	-	(621,491)	(621,491)
Balance at December 31, 2018	1,500	599,500	(621,491)	(20,491)
Net loss	-	-	(337,502)	(337,502)
Balance at May 31, 2019	$ 1,500	$ 599,500	$ (958,993)	$ (357,993)

See accompanying notes to financial statements.

ENGIVEN, INC.
Statement of Cash Flows
For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

	Five Months Ending May 31, 2019	April 18, 2018 (inception) to December 31, 2018
Cash Flows from Operating Activities:		
Net loss	$ (337,502)	$ (621,491)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	225	225
Changes in operating assets and liabilities:		
Other receivables	(7,955)	(800)
Prepaid expenses	-	(788)
Deposits in SAFT Agreements	10,000	365,000
Accrued developer fees	60,000	165,000
Accrued payroll	306	3,006
Credit card payable	(43)	942
Net Cash Used by Operating Activities	(274,969)	(88,906)
Cash Flows from Investing Activities:		
Purchases of property and equipment	-	(1,648)
Net Cash Used by Investing Activities	-	(1,648)
Cash Flows from Financing Activities:		
Issuance of common stock	-	1,500
Capital contributions	-	599,500
Net Cash Provided by Financing Activities	-	601,000
Net Increase (Decrease) in Cash	(274,969)	510,446
Cash, beginning of period	510,446	-
Cash, end of period	$ 235,477	$ 510,446

ENGIVEN, INC.

Notes to Financial Statements

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

Note 1 - Business Activity and Summary of Significant Accounting Policies

Business Activity

Engiven, Inc. (a Delaware C corporation) (Engiven or the Company) is a start-up business whose planned principal operations are the design, engineering and development of a global, membership-based online platform that enables nonprofits to receive cryptocurrencies as donations from individuals. The Company provides a platform with all the tools needed to accept, store and exchange any cryptocurrencies from any individual donors. In addition, the Company will provide its own cryptocurrency token to provide incentive to individual donors.

The Company has not commenced principal operations and has incurred expenditures for the design and development of the platform, token and processes. Once the Company's planned principal operations commence, its focus will be on marketing the platform, and continued research and development of products.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Revenue Recognition

The Company will recognize revenue in accordance with ASC 606, which will require the Company to follow the standard five-step process for recording revenue, as follows:

1) Identify the contracts with the customers
2) Identify the performance obligations
3) Determine the transaction price
4) Allocate the transaction price to the performance obligations
5) Recognize revenue when (or as) the performance obligations are satisfied

The Company will generate revenue from the following sources:

- Membership revenue – Membership to the Engiven network will provide customers access to resources and tools related to cryptocurrencies, including how not-for-profits can leverage cryptocurrencies as donations.

  Membership revenue will be charged on a monthly or annual basis. The monthly charges will be recorded as revenue each month as the customer receives and consumes the benefits. The annual charges will be prorated over the 12 month period, and recorded to reflect the period in which the revenue is earned.

- Issuance of tokens – Token revenue will be recorded by the Company at the point of sale of the token, when the control of the token has transferred to the customer, the customer has legal title, the risks and rewards have transferred, the customer has accepted the token, and the Company has a right to payment for the asset. These indicators will have been achieved by the Company as follows for each of following contractual arrangements:

  o Initial Coin Offering (ICO) – Revenue will be recorded as tokens are transferred to customers during the ICO period.

  o Token warrants – Revenue will be recorded when the warrants are exercised.

  o The issuance of tokens pursuant to Simple Agreement for Future Tokens (SAFT) subscription agreements – Revenue will be recorded when a Token Generation Event occurs.

ENGIVEN, INC.

Notes to Financial Statements

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

Note 1 - Business Activity and Summary of Significant Accounting Policies, continued

Ongoing Operations

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred losses of $337,502 for the five months ended May 31, 2019 ($621,491 for the period ending December 31, 2018). The Company also reported accumulated deficits of $958,993 and $621,491, as of May 31, 2019 and December 31, 2018, respectively; and negative working capital of $359,191 as of May 31, 2019. The current financial position of the Company raises doubt about the Company's ability to continue as a going concern. However, the Company's owners are committed to the development and growth of the Company and have entered into agreements to make significant capital contributions when necessary and at certain points when growth has been achieved. The ability of the Company to continue as a going concern is dependent on management's ability to implement these plans.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, other receivables, accounts payable and credit cards payable for which current carrying amounts approximate fair market value as of May 31, 2019 and December 31, 2018.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line basis over the asset's estimated useful life. Expenditures for repairs and maintenance are expensed as incurred. When property and equipment is sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized.

Advertising

The Company expenses advertising costs as incurred. Advertising expense totaled $34,250 for the five months ending May 31, 2019 ($52,500 for the period ending December 31, 2018).

Income Taxes

The Company follows the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax provision (benefit) is the tax payable or refundable for the period, plus or minus the change in deferred tax assets and liabilities during the period.

Accounting for Uncertain Tax Positions

The Company follows accounting standards generally accepted in the United States of America related to the recognition of uncertain tax positions. These standards provide detailed guidance for balance sheet recognition, measurement, and disclosure of uncertain tax positions. It requires an entity to recognize the balance sheet impact of a tax position when it is more likely than not that the position would not be sustained if examined by a taxing authority. Management has determined that the Company has no uncertain tax positions as of May 31, 2019. The Company files income tax returns in the United States, state and local jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through October 15, 2019, which is the date the financial statements were available to be issued.

ENGIVEN, INC.

Notes to Financial Statements

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

Note 2 - Concentration of Credit Risk

Cash

The Company maintains its cash in bank deposit accounts that are insured by the Federal Deposit Insurance Corporation (FDIC) up to a limit of $250,000 per depositor. At times, the Company's balances exceed federally insured limits. The Company's deposits exceed federally insured limits at May 31, 2019 by $255,000.

Note 3 - Property and Equipment

Property and equipment, net, consists of the following at May 31 and December 31, respectively:

	Useful Life	2019	2018
Computer equipment	3 years	$ 1,648	$ 1,648
Less accumulated depreciation		(450)	(225)
		$ 1,198	$ 1,423

Note 4 - Income Taxes

The Company has a deferred tax asset totaling $288,000 for capitalized startup costs as of May 31, 2019 ($187,000 as of December 31, 2018). Due to the uncertainty related to future operations, the amounts were fully reserved as of May 31, 2019 and December 31, 2018.

Note 5 - Lease Agreement

The Company leases office space under an agreement accounted for as an operating lease. The lease is month-to-month and is cancelable at any time. Rent expense approximated $4,000 for the five months ending May 31, 2019 ($2,400 for the period ending December 31, 2018).

Note 6 - Initial Coin Offering

The Company plans to allocate 24 million of its own unique cryptocurrency (ENGV tokens) in an Initial Coin Offering (ICO), utilizing an SEC Regulation A offering, for the purpose of raising capital to deploy the Company's platform and brand on a global scale and providing value and incentives to customers. The tokens will be offered at $.50 cents per token and are open to investors in the United States. In addition to the Regulation A offering, the Company will concurrently offer 10 million ENGV tokens to non-U.S. persons utilizing an SEC Regulation S offering. The tokens sold under the Regulation S offering will be subject to a "transfer lock" that will prevent their transfer for being recorded on the Engiven network for one year after the initial sale. These tokens will also be offered at $.50 cents per token. The ICO offerings are expected to launch in December 2019.

ENGIVEN, INC.

Notes to Financial Statements

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

Note 7 - ENGV Tokens

The Company is issuing its own unique cryptocurrency for the purpose of raising capital to deploy the Company's platform and brand on a global scale and providing value and incentives to their customers. The Company plans to mint 1 billion ENGV tokens on the Public Ethereum Blockchain, pursuant to which, the Company will sell the Tokens to the general public in a publicized product launch (Token Generation Event).

A Token Generation Event is defined as a bona fide transaction or series of transactions, pursuant to which the Company will sell tokens to the general public in a publicized product launch. The Token Generation Event will occur in an ICO, which will result in the recognition of revenue as tokens are transferred to the ICO customer and as SAFT agreements are triggered by virtue of a Token Generation Event occurring.

Token allocation could change from time to time according to capital raised. As of May 31, 2019, the ENGV tokens will be allocated as follows:

Simple Agreement for Future Tokens	30 Million
Initial Coin Offering	34 Million
Team Members	100 Million
Founders	300 Million
Non-Profit Distribution Pool A	200 Million
Non-Profit Distribution Pool B	200 Million
Reserve A	126 Million
Reserve B (un-locked)	10 Million

Note 8 - ENGV Token Warrants

The Company has authorized the issue of warrants for the right to receive ENGV tokens provided there is a Network Launch to which the Company sells tokens to the general public in a publicized product launch before the expiration or termination of the warrants. The vesting period is over twenty quarters. No warrants were exercised as of May 31, 2019. The number of warrants granted are as follows:

	Expiration	Token Warrants	Exercise Price
Granted between April 18, 2018 and December 31, 2018	May 2025	349,810,000 $	0.00001
Granted during the five months ending May 31, 2019	January 2022	70,000 $	0.05000
Total number of warrants issued		349,880,000	

Note 9 - Simple Agreement for Future Tokens and Stock Warrant Conversion

Effective May 28, 2018, the Company adopted a Simple Agreement for Future Tokens (SAFT) subscription agreement. The subscription agreement is offered to key investors and team members in which the Company has allocated 30 million ENGV tokens at $.05 per token. Upon a Token Generation Event, the Company will automatically issue a number of units of the ENGV token equal to the purchase amount divided by the SAFT Token Price.

Note 9 - Simple Agreement for Future Tokens and Stock Warrant Conversion, continued

Additionally, each SAFT subscriber will receive a warrant to purchase common stock at a predetermined valuation by exchanging the ENGV tokens purchased during the SAFT agreement. The exercise price will be a fully-diluted valuation of $15,000,000 divided by the total number of shares of common stock outstanding including common stock reserved for future issuance under the Company's equity incentive plans. The conversion rate of common stock will be determined by multiplying the number of tokens by $.05 per token divided by the exercise price. The warrants fully vest on the date of the token generation event and can be exercised up to 18 months from the token generation event. As of May 31, 2019 the Company issued 7,500,000 in SAFT subscription agreements and stock warrants (7,300,000 as of December 31, 2018).

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815 requires embedded derivatives to be separated from the host contract and accounted for separately as derivatives if certain criteria are met. One of those criteria is that the economic characteristics and risks of the embedded derivatives are not clearly and closely related to the economic characteristics and risks of the host contract. Upon a Token Generation Event, the SAFT subscriber will receive tokens and a warrant to purchase common stock at a predetermined valuation. The SAFT subscriber will also receive a warrant to purchase common stock. Since the economic characteristics of the tokens are not clearly and closely related to the economic characteristics and risks of the common stock warrants, the warrants are considered an embedded derivative.

ASC 815 requires reporting separately the value of the derivative (the common stock warrant) from the host contract (the token). Embedded derivatives require valuation at issuance and revaluation at the end of subsequent reporting periods. Therefore, when the Company achieves a Token Generation Event, the value of the warrant will be separately stated. The value will be subsequently adjusted at the end of each reporting period.

Note 10 - Platform and Token Design and Generation Agreements

In April 2018, the Company entered into an agreement with a developer for the purpose of building and maintaining a software platform and the minting and management of the Company's cryptocurrency tokens. For work performed during the project duration, the Company will issue a warrant for 1,200,000 Engiven tokens with an exercise price of $.00001 per token. In addition, contingent upon 1) the successful deployment of 1 billion tokens and the Engiven Member Platform, and 2) the Company's pre-ICO raising a minimum of $600,000, the Company will pay the developer a bonus of $60,000. Further, contingent upon (1) the successful deployment of 1 billion tokens and the Engiven Member Platform, and (2) the pre-ICO raising the full subscription amount of $1.2 million, the Company will pay the developer an additional bonus of $60,000. Also, contingent upon the successful deployment of 1 billion tokens, the Company will issue the developer a warrant for the purchase of 5,000,000 tokens from the Team Member allocation pool at a strike price of $.00001 per token.

In May 2018, the Company entered into another agreement with a different developer for the purpose of building and maintaining a software platform and the minting and management of the Company's cryptocurrency tokens. For work performed during the project duration, the Company will issue a warrant for 500,000 Engiven tokens with an exercise price of $.00001 per token. In addition, contingent upon 1) the successful deployment of 1 billion tokens and 2) the Company's pre-ICO raising a minimum of $600,000, the Company will pay the developer a bonus of $5,000 per month for the project duration (estimated at 5 months). Further, contingent upon (1) the successful deployment of 1 billion tokens and (2) the pre-ICO raising the full subscription amount of $1.2 million, the Company will pay the developer an additional bonus of $5,000 per month for the project duration. Also, contingent upon the successful deployment of 1 billion tokens, the Company will issue the developer a warrant for the purchase of 10,000,000 tokens from the Team Member allocation pool at a strike price of $.00001 per token.

The fair value of the services provided under the aforementioned developer agreements totaled $165,000 and $60,000 for the period ended December 31, 2018 and May 31, 2019, respectively. These amounts have been expensed in the period incurred as professional services, and recorded as liabilities on the balance sheet as accrued developer fees.

ENGIVEN, INC.

Notes to Financial Statements

For the Five Months Ending May 31, 2019 and from April 18, 2018 (inception) to December 31, 2018 (Restated)

Note 11 - Restatements

Management has determined that accrued developer fees were omitted for the periods ended December 31, 2018 and May 31, 2019, causing net losses to be understated.

The effect on the 2018 financial statements was that the previous loss for the period from April 18, 2018 to December 31, 2018 was increased by $165,000. The originally reported loss of $456,491 was restated to $621,491. Additionally, the December 31, 2018 balance sheet now includes accrued developer fees of $165,000 and the originally reported accumulated deficit was increased from $456,491 to $621,461.

The 2019 financial statements have also been restated. The previous loss for the five months ended May 31, 2019 was increased by $60,000. The originally reported loss of $277,502 was restated to $337,502. Additionally, the May 31, 2019 balance sheet now includes accrued developer fees of $225,000 and the originally reported accumulated deficit was increased from $733,993 to $958,993.

Note 12 - Stock Purchase Agreement and Subsequent Event

On August 2, 2019, the Company issued 54,546 shares of common stock for $200,000 to a stockholder and former board member. Under the purchase agreement, the stockholder also received SAFT with a value of $80,000 and a Token Warrant for the purchase of 6,706,667 of the Company's Engiven Tokens.

The Purchase Agreement stipulates that upon the occurrence of the U.S. Securities and Exchange Commission qualifying the Company's Regulation A Offering for the sale of ENGV Tokens, the stockholder will pay an additional $200,000 in exchange for 54,546 shares of common stock, receive a SAFT with a value of $80,000, and a Token Warrant for the purchase of 6,706,667 Engiven tokens. Additionally, the Company may request, at any time, payment from the stockholder in the amount of $100,000 for the issuance of 27,273 shares of common stock, a SAFT in the amount of $40,000, and a Token Warrant for the purchase of 3,353,333 Engiven tokens.

EXHIBIT C
PDF of SI Website



engiven
01
Engiven empowers nonprofit organizations to securely accept and exchange cryptocurrency donations.
Engiven was founded in 2018 with a mission to "crypto enable" the nonprofit community in the US & abroad.

Invest in Engiven

Engiven empowers nonprofit organizations to accept & exchange cryptocurrency donations.

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engiven
THIS PRESENTATION CONTAINS OFFERING MATERIALS PREPARED SOLELY BY ENGIVEN, INC. WITHOUT THE ASSISTANCE OF SI SECURITIES, AND NOT SUBJECT TO FINRA RULE 2210. IN ADDITION, THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT T
ULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.
02

INVEST IN ENGIVEN

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: www.engiven.com

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Engiven is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Engiven without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
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FAQs About Investing
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Company Highlights

- Founded by two entrepreneurs who have a successful track record building a nonprofit donor management application and whose last company in the space was acquired in October 2016
- Fully functional crypto donation platform currently being used by 25 nonprofit beta clients
- Helped facilitate a donation commitment of more than $1 million in BTC to one of its nonprofit clients
- Beta users include two of the largest churches in America
- Registered with FinCEN as a Federal Money Services Business

Fundraise Highlights

- Raise Description: Seed
- Minimum Investment: US $10,000 per investor
- Target Minimum Raise Amount: US $375,000
- Offering Type: Side by Side Offering

The Engiven platform empowers nonprofit organizations to safely & securely accept cryptocurrency donations. With more than $292 billion donated to nonprofits by individuals in 2018 in the US, Engiven's technologies "crypto enable" nonprofits.

Engiven was founded to help the nonprofit community gain access to the financial and strategic benefits of cryptocurrency donations. We are a team of technologists, designers and communicators that believe cryptocurrency is an important new asset that can greatly impact social causes and the global nonprofit community. Our platform greatly reduces the complexity involved in accepting and exchanging crypto.

Engiven's founders have a successful track record of developing technology-based fundraising products. Their most recent company, Mogiv.com, was an early text-to-give and donor management application, which was acquired in late 2016. After a year of research into blockchain and cryptocurrencies, they founded Engiven with a mission to become the top cryptocurrency giving platform in the US and abroad.

On the Engiven platform a nonprofit organization can quickly sign up, become verified via a KYC/AML process and then begin accepting cryptocurrency donations. They can also immediately convert the crypto into fiat and the funds are deposited into their bank account via banking ACH. Engiven charges an annual fee to accept unlimited donations and a transaction spread fee for exchanging crypto to fiat, usually between 3%-8% of the total transaction size. Engiven's transaction spread is a significant improvement over standard credit donation fees which typically are capped around 2.9%.

Engiven has currently partnered with 25+ nonprofit organizations (beta group) and intends to begin marketing to the general nonprofit community in Q1, 2020. Our focus areas with the beta group is to better understand their crypto-awareness, technical knowhow, ability to communicate to donors and donor demand.

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Public Overview Video.

Media Mentions



The Team

Founders and Officers

James Lawrence
CEO

James was most recently the Co-Founder & CEO of Mogiv, a mobile and cloud-based giving technology for nonprofit organizations. Mogiv was acquired by Ministry Brands in October 2016. James also served as the Chief of Staff + Innovation of San Diego Rock Church, one of the largest churches in America. James founded GrepNet, a software engineering company that commercialized in-memory database technologies and built software products for global companies and the US Government. GrepNet was acquired in 1999 and was again acquired by McAfee/Intel in 2012 as Nitro Security. As an experienced product and systems designer, James has overseen the development and launch of numerous consumer and enterprise software products used by both public and private audiences around the globe.



Matt Hayes

PRESIDENT, CHIEF COMPLIANCE OFFICER

Matt was most recently the CIO at the Rock Church, one of America's largest churches. Prior to that, Matt was Co-Founder & COO of Mogiv, a mobile and cloud-based giving technology for nonprofit organizations. Mogiv was acquired by Ministry Brands in October 2016. Matt also served as President of Ecolite USA, a clean technology company that developed pre-engineered building solutions to the US Dept. of Defense and commercial building industry. Matt also served as CEO of Kwikweb.com, a publicly-traded software development company in the domain registration space (symbol KWEB).

Key Team Members

David Pelling

Notable Advisors & Investors

Jerry Carleton

Huy Ly

Rick Dunham

Nils Smith

Nick Runyon

Santiago Matheus

Adam McWethy

Trent Dunham

Scott Hancock

Brandon T. Willenberg

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Minimum investment:	US $10,000
Target Minimum:	US $375,000

Additional Terms

Closing conditions:	While Engiven has set an overall target minimum of US $375,000 for the round, Engiven must raise at least US $0 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Engiven's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

- Sales & Marketing
- Operations
- Product Development
- Legal

If Maximum Amount Is Raised

- Sales & Marketing
- Operations
- Product Development
- Legal
- Reserves

Investor Perks

Tier 1 - All investors will receive one coupon code for a free year's service on the Engiven platform. Investors may give this code to the nonprofit of their choice. A $100.00 value.

Tier 2 - Investors who invest $75,000+ will receive a special dinner experience in San Diego or Los Angeles with Engiven's two founders.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $600,000
Closed Date	May 18, 2018
Security Type	Common Equity

Other	
Round Size	US $455,000
Closed Date	May 29, 2019
Security Type	Convertible Note

Seed	
Round Size	US $120,000
Closed Date	May 29, 2019
Security Type	Common Equity

Seed	
Round Size	US $150,000
Closed Date	Dec 31, 2019
Security Type	Common Equity

Market Landscape

Engiven serves 1.5 million nonprofits in the US and more than 10 million NGOs around the globe. While Engiven has a global outlook, we are primarily focused on the US market, the largest charitable market in the world.

- In 2018, Americans gave $427.71 billion to charities.

- The largest source of charitable giving came from individuals at $292.09 billion, or 68% of total giving; followed by foundations ($75.86 billion/18%), bequests ($39.71 billion/9%), and corporations ($20.05 billion/5%).

- In 2018, the majority of charitable dollars went to religion (29%), education (14%), human services (12%), grantmaking foundations (12%), and health (9%).

While cryptocurrency donations were a tiny fraction of the overall donations made in 2019, we expect crypto donations to grow significantly in the coming years as nonprofits begin to accept crypto en mass. Engiven is uniquely positioned in the US religious market, as the founders of Engiven previously developed and sold a donation platform which mainly served the religious market. Engiven's mission is to "crypto-enable" the US church and secular nonprofits.

While there are several platforms that enable individuals make cryptocurrency payments, Engiven is focused exclusively on providing tools, best practices and technologies to nonprofits in the area of cryptocurrency.

Cryptocurrency donors generally only benefit from making donations in crypto (not converting to fiat and then donating fiat). Therefore, Engiven provides a valuable service to the donor by helping nonprofits gain access to the technologies and knowhow needed to successful accept crypto donations. Engiven also monitors both the nonprofit and the donor to ensure that both are protected from possible fraud or misrepresentation.

Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Frequently Asked Questions

Making an Investment in Engiven

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Engiven. Once Engiven accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Engiven in exchange for your securities. At that point, you will be a proud owner in Engiven.

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize

the effects of dilution or grants special privileges in situations when the company is sold.

A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

What if I change my mind about investing?

Until a closing occurs, you may cancel your investment at any time, for any reason. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page by clicking your profile icon in the top right corner.

After My Investment

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Engiven does not plan to list these securities on a national exchange or another secondary market. At some point Engiven may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Engiven either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement.

Other General Questions

What is this page about?

This is Engiven's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity.

What are the risks of this investment?

This investment is highly speculative and should not be made by anyone who cannot afford to risk the entire investment amount. In addition to these risks, you should carefully consider the specific information and risks disclosed in Engiven's profile.

EXHIBIT D
Investor Deck



engiven



Engiven empowers nonprofit organizations to securely accept and exchange cryptocurrency donations.

Engiven was founded in 2018 with a mission to "crypto enable" the nonprofit community in the US & abroad.





engiven

THIS PRESENTATION CONTAINS OFFERING MATERIALS PREPARED SOLELY BY ENGIVEN, INC. WITHOUT THE ASSISTANCE OF SI SECURITIES, AND NOT SUBJECT TO FINRA RULE 2210. IN ADDITION, THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

Investment Highlights (Since 2018)

Helped facilitate
$1+ million BTC
Donation Committment

Registered with
FinCEN
As an MSB

Launched
Tithe.ly
Marketing Partnership

Raised
$1 million
Seed Capital

Partnered with
25
Beta Customers

Designed & Built the
Engiven
Donation Platform

The Problem

1

Charitable giving in the Unites States was over $427 billion in 2018. However, the nonprofit community is widely underserved in the areas of technology and fintech services.

2

Many nonprofits have stayed away from cryptocurrency due to fraud, scarcity of information and lack of transparency.

3

There are few fintech services providers dedicated to helping nonprofits navigate cryptocurrency.

https://www.nptrust.org/philanthropic-resources/charitable-giving-statistics/

Our
Solution

1

Engiven and its platform serves the nonprofit and its donors exclusively.

2

Engiven provides an end-to-end solution for nonprofits to accept and exchange donations of cryptocurrency.

3

Engiven's founders have a strong track record of delivering innovative new products to the nonprofit community.

The Engiven Donation Platform

Enterprise Application & Services for Nonprofit Organizations to Process Cryptocurrency Donations

Features Include:

- Comprehensive Giving Dashboard
- All Donations are Tracked on the Blockchain & Confirmed
- Unlimited Wallets (if needed)
- Easy Embeddable Giving Widgets
- Customizable Donor Receipts
- Donation Notifications
- Simple Exchange for FIAT
- Fast Deposits via ACH


Finder
Sun 1:44 PM
engiven
Harness the benefits of cryptocurrency for your nonprofit
The Engiven platform empowers nonprofit organizations to safely & securely accept cryptocurrency donations.
Watch Video
Social Causes Global
This Year's Giving
My Wallet
Bitcoin BTC
Litecoin LTC
Ethereum ETH
Dash DASH
Recent Transactions

How It Works - Nonprofit

1 Nonprofit Signs Up & Becomes KYC Verified

2 Nonprofit Creates & Embeds Our Giving Widget

3 Nonprofit is Ready to Receive Donations

4 Nonprofit Uses Dashboard to Manage Donors



How It Works - Donor





1

Donor Visits Nonprofit's Website





ROCK CHURCH
CRYPTO CURRENCY GIVING
The Rock Church now accepts giving via cryptocurrency such as Bitcoin, Ether, and more.
GIVE VIA CRYPTO
« go back

2

Donor Makes Crypto Donation to Nonprofit





platform.engiven.com
Donate
To:
Bitcoin (BTC)
0.25
BTC
=
2183.68
USD
Anonymous?
Full Name*
Email*

3

Donor Receives Confirmation & Receipt



1:22
All Inboxes
Thank you for your donation!
Transaction Details
Transaction Hash
To
Amount
0.12225238 BTC

2018

Jun - Engiven Founded

Sep - Seed Funding Round Completed

2019

Feb - Engiven Platform Alpha launch

Mar - Registered with FinCEN as a Federal Money Services Business

Jul - Nonprofit Beta Group launch

Aug - Engiven customer receives $1.1m BTC donation commitment

Sep - Engiven launches crypto exchange service for nonprofits

2020

Feb - Targeted launch of SeedInvest round

Feb - Targeted launch of Engiven "auto-exchange" service

Market Size & Opportunity

1.5 million
Number of nonprofits in the US

$427 Billion
Total charitable giving in the US in 2018

10+ million
Estimated NGOs abroad

2.5 Billion
The number of individuals worldwide donating money to NGOs each year by 2030

http://techreport.ngo/previous/2017/facts-and-stats-about-ngos-worldwide.html



Our Edge

- **A solid technology platform.** Engiven removes the complexity from cryptocurrency giving and provides a user experience every nonprofit understands.

- **A focus on compliance.** Engiven has strongly embraced cryptocurrency compliance by implementing a KYC/AML program and by registering as an MSB with FINRA.

- **A high value, low cost entry point.** The Engiven platform is priced at a level which every nonprofit can afford.

- **A strong track record.** Engiven's founders have a history of delivering innovative new products to the nonprofit community

Revenue Model

Nonprofit Membership Fee:
$10 monthly / $100 annually

Crypto Exchange Spread:
3% - 8% of total liquidation value

Spreads can be reduced or increased per nonprofit or per donation

Why Now?

In 2010, only a fraction of nonprofits accepted credit card-based donations. Today, the majority of nonprofits

1 benefit from them. Engiven expects the same to be true of cryptocurrency donations as the nonprofit industry learns to leverage this new asset class.

Over the next 5-10 years, cryptocurrency may grow into a widely accepted asset that most nonprofits

2 accept. Engiven is uniquely positioned to be an early mover in this overlooked space.

Executive Team

James Lawrence
Co-Founder & CEO



25 years as an entrepreneur developing software applications and leading in executive roles

- Co-Founder, CEO - Mogiv, Inc. - Acquired 2016
- Chief of Staff - Rock Church San Diego
- Co-Founder - Nitro Data Systems - Acquired 2011
- Co-Founder, CEO - GrepNet, Inc. - Acquired 1998

Matt Hayes
Co-Founder & COO



20+ years as an operational specialist and leading in executive roles

- Co-Founder, COO - Mogiv, Inc. - Acquired 2016
- CIO - Rock Church San Diego
- COO - Ecolite USA, Inc.
- CEO - Kwikweb.com

David Pelling
CFO

20+ years of strategic financial management experience

- VP Finance - Finance - MD7
- Corporate Finance - Intel Corporation
- Corporate Finance - FICO
- Corporate Finance - HNC Software

Financial Projections





$7,300,000
$6,300,000
$5,300,000
$4,300,000
$3,300,000
$2,300,000
$1,300,000
$300,000
($700,000)
2020
2021
2022
Revenue
Expenses
EBTIDA

	2020	2021	2022
Customers			
Nonprofit Members	4,132	15,122	32,645
Revenue			
Membership	$164,667	$1,052,318	$2,966,867
Transaction	$180,128	$1,472,526	$3,793,965
Total Revenue	$344,795	$2,524,844	$6,760,832
Expenses			
Employee Expenses	$610,651	$1,233,980	$1,478,300
Professional Fees	$307,000	$464,000	$928,000
Marketing	$207,935	$670,000	$1,200,000
Total Expenses	$1,060,777	$2,300,372	$3,820,300
EBTIDA	($715,982)	$224,472	$2,940,532

engiven

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Conclusion

1

With over 10 million nonprofits & NGOs world wide, the emergence of cryptocurrency donations will likely become a significant contributor to the nonprofit community.

2

Nonprofit adoption of cryptocurrency donations will quickly grow as technology makes it easy and affordable.

3

Engiven has the right mix of technology, leadership and timing to become the dominant player in this space.

engiven

EXHIBIT E
Video Transcript

Exhibit E - Video Transcript

Link: https://vimeo.com/388056321

Transcript:
Welcome to Engiven. One of the first online platforms that equips non-profits to accept and exchange cryptocurrency donations. In 2018, more than $400 billion was given to charities in the U.S. Every non-profit has a unique purpose. Whether it brings clean water to those who need it, feeds the hungry, increases awareness, or brings hope into the world through spiritual beliefs, each non-profit is on a mission.

Every mission requires resources, and donations are the fuel to a non-profit's engine. The Engiven platform opens up an entirely new world of next-generation donation opportunities by providing the tools and know-how non-profits need to accept cryptocurrency donations. Accepting cryptocurrency donations with Engiven is fast and simple. Signing up at engiven.com and joining the Engiven member network couldn't be easier. The whole process takes about 2-3 minutes.

Once signed up, we take each non-profit though a simple verification process, and the creation of a giving widget to add to their website. Engiven's proprietary technology matches every gift with the data that is created on the blockchain, ensuring that the donations are secure and that receipts and giving reports are accurate.

Engiven's powerful dashboard shows all giving history and real time balances. We also take care of sending each giver a receipt for their donation, and our easy-to-use giver management tools enable data exports into existing accounting and donation platforms. Engiven includes powerful educational resources, including blogs and useful videos to inform your best practices.

Once a donation is received, Engiven can help exchange the cryptocurrency for fiat currency, such as US dollars. We initiate a bank ACH deposit directly to the non-profit's account when the exchange transaction is submitted.

Engiven is a great value. We charge $10 a month, or $100 annually. That's it. We never charge transaction fees to receive donations. When crypto donations are exchanged for fiat, we charge a spread which is based on the size of the transaction and current market conditions. We believe that the non-profit industry is about to adopt cryptocurrency donations as a new asset class en masse.

In 2010, only a fraction of non-profits accepted credit cards, today the majority of non-profits accept credit cards and ACH donations. Many market analysts believe that over the next 5-10 years, cryptocurrency will likely grow into a ubiquitous asset, that most non-profits accept.

Engiven is uniquely positioned to be an early mover while the space is still in its infancy. Engiven provides your non-profit with the tools to access a new universe of giving opportunities so that you can do more good in an ever-changing world. Join the network today, and start using crypto for good.